VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          Celexus, Inc

Amended Registration Statement on Form 10-12G

Filed June 12, 2019

Current Report on Form 8-K

Filed April 2, 2019

File No. 000-52069

Dear Mr. Gregory Dundas:

The following is response to the comment letter received on June 21, 2019.

Form 8-K Filed April 2, 2019

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

1. Please amend to file an Exhibit 16 letter from your former accountant, indicating whether or not they agree with the statements made in your disclosures regarding the former accountant. Please refer to Item 304(a)(3) and Item 601 of Regulation S-K.

The Company has requested that the former auditor provide the 16.1 letter, however, he has failed to provide such letter instead demanding that the Company make statements in the 8k itself that the Company strongly disagrees with.

Amended Registration Statement on Form 10-12G Filed June 12, 2019

Jumpstart our Business Startups Act, page 3

2. As we originally stated in comment 2 of our original comment letter, dated February 27, 2019, it appears that company does not qualify as an Emerging Growth Company under the JOBS Act. Please delete all mention of being an EGC throughout the filing or tell us in detail why you disagree with our analysis.

Remaining references were removed.

1

Division of Corporation Finance

Office of Healthcare & Insurance

Business Overview, page 6

3. We note your response to our prior comment 1. As we originally indicated in comment 2 of our comment letter dated February 27, 2019, please revise to disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares, as well as the restrictions imposed on such companies.

Disclosure added.

Signatures, page 36

4. We note that Lisa Averbuch signed this filing in the capacity of CEO and CFO, although you state under Recent Developments that she resigned as President and is serving only as a director of the company. Please revise or advise.

Signatory revised to David Soto.

Audited Financial Statements for the Years Ending March 31, 2018 and 2017

Note 8 - Subsequent Events, page F-12

5. Based upon the disclosures in your amended Forms 8-K filed on May 21, 2019, it appears you have not yet acquired Bio-Distribution. If it is true that the acquisition of Bio-Distribution has not been completed and is not probable of completion, please amend both your Form 10 and your Form 10-Q for the period ended December 31, 2018 to clarify this material fact. We note, for example, disclosure here and on page 9 which indicates that the acquisition has already taken place.

Revised to clarify disclosure.

Correspondence Filed June 12, 2019

General

6. Your correspondence filed June 12, 2019 appears to be a copy of a previously submitted response letter. Please submit written responses to our comments issued April 12, 2019.

Submitted herewith.

Sincerely,

____________________

David Soto, President

cc:	Lisa Etheredge

Gregory Dundas

Celeste Murphy

Joseph McCann